Filed by ALLSCRIPTS-MISYS HEALTHCARE SOLUTIONS, INC.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Eclipsys Corporation

Commission File No. for Registration Statement

on Form S-4: 333-167846

Transcript of Fiscal 2010 Fourth Quarter and Full Year Results Call

Operator

Good afternoon. I will be your conference operator. At this time, I would like to welcome everyone to the Allscripts fourth quarter 2010 earnings conference call. All lines have been placed on mute to prevent any background noise. After the speakers’ remarks, there will be a question-and-answer session. (Operator Instructions) I would now like to turn the call over to Seth Frank, Vice President of Investor Relations at Allscripts.

Seth Frank—Allscripts-Misys Healthcare Solutions, Inc.—VP & IR

Thank you, Amanda.

This is Seth Frank, Allscripts Vice President of Investor Relations. On the call today are Glen Tullman, our Chief Executive Officer, Bill Davis, our Chief Financial Officer, and Lee Shapiro, our President.

To start the call, I will read the Safe Harbor statement, and then I’ll turn it over to Glen and Bill. I want to inform everyone listening on the call today and via Internet that certain statements and comments made during the course of this call; including, statements regarding the expected completion and effects of the proposed merger involving Allscripts and Eclipsys, are considered forward-looking statements as defined by the Securities Litigation Reform Act of 1995. These include risks, uncertainties, and assumptions that may cause actual results to differ. For a description of risks that could cause actual results to differ materially from these forward-looking statements, please review the reports filed by Allscripts and Eclipsys with the SEC. All forward-looking statements are based on information available to the companies on the date of this call, and the companies do not undertake any obligation to publicly update or revise any forward-looking statements as a result of the new information, or in the future.

In connection with the proposed transaction, Allscripts and Eclipsys have each filed with the SEC a definitive joint proxy statement, which also constitutes a prospectus of Allscripts and an information statement for Allscripts stockholders. Allscripts and Eclipsys have each mailed the definitive joint proxy statement/prospectus/information statement to their respective stockholders on or about July 15, 2010. Before making any voting or investment decision, investors and stockholders are urged to read carefully in their entirety the definitive joint proxy statement/prospectus/information statement regarding the proposed transaction, and any other relevant documents filed by either Allscripts or Eclipsys with the SEC when they become available. They will contain important information about the proposed transaction.

And with this, I would like to turn it over to Glen Tullman, Chief Executive Officer of Allscripts.

Glen Tullman—Allscripts-Misys Healthcare Solutions, Inc.—CEO

Thanks Seth, and thanks to everyone for joining us today.

I’m excited to share with you our performance for the fourth quarter and fiscal year and to talk about the latest market developments, specifically the announcement of the final rule on meaningful use, and to update you on the progress of our proposed merger with Eclipsys. After I speak, Bill Davis will review our financial highlights in more detail, and provide guidance on 2011. And then, we’ll open it up to your questions.

So let’s begin with results. I’m exceptionally proud of the job our team has done in delivering results for both our clients and our stockholders. Bookings for the fourth quarter totaled $118.5 million, a quarterly record for Allscripts. Bookings for the year totaled $415.3 million, up 24% versus fiscal 2009, and another record. These results are indicative of a market that continues to expand, paired with excellent sales execution led by our President of Sales, Jeff Surges.

For the fourth quarter we posted revenue in excess of $190 million, continuing our track record of consistent performance and growth. We made significant progress in our ability to scale and efficiently implement, driving a 42% year-over-year increase in our professional services revenue. Our ability to rapidly implement our electronic health records solutions is a point of differentiation, and will continue to be mission critical as we head into the stimulus.

I give a lot of credit to our Chief Operating Officer, Eileen McPartland, and to Richard Sills, who joined us only five months ago as Senior Vice President of Client Services, and has already had a measurable impact. Net income on a non-GAAP basis totaled $26.5 million, or $0.18 per share. I’m especially pleased with this number in light of the investments we have made in addressing meaningful use, and better serving our clients with better processes and in developing innovative new products.

Our fiscal year results were also very strong. Total non-GAAP revenue was $709.6 million, and non-GAAP net income for the year was $98.2 million, an increase of 28% year-over-year. Our results evidence a leadership in the industry as well as our momentum in the market. Building on our success, our proposed merger with Eclipsys, a leader in hospital solutions, opens up even more opportunity to grow.

I will discuss the proposed merger in more detail, but the bottom line is that the reaction of the market, that is, the people and organizations who actually buy our solutions, has been one of excitement and very strong interest. While we’re excited about our future with the merger, you can see from our results in the quarter that we are very focused on delivering right now. We continue to win additional share on the position market, led by our electronic health record solutions for physician groups and organizations of all sizes.

One of the largest agreements signed during the fourth quarter was a significant expansion of our partnership with Catholic Health Initiatives, or CHI, the nation’s second largest Catholic health system. In January, we announced that CHI, which has 75 hospitals in 19 states, and 7,200 affiliated physicians, selected our enterprise Electronic Health Record for their 1,050 employed physicians, which was a big win. In the fourth quarter, CHI expanded our partnership by selecting our enterprise Practice Management System for all of their employed physicians. CHI will also deploy our Payerpath Solution for claims management and EDI, and our Clinical Quality Solution, which automates the collection and reporting of data for paper performance awards, as well as other metrics that practices need to demonstrate meaningful use to qualify for stimulus funding. We believe that CHI will also serve as an anchor in many of the markets in which they operate, and drive sales to independent physicians who want to connect to their hospitals, a win-win for independent physicians and for CHI.

Other significant wins included, Central Penn Management Group, MSO, or Management Services Organization, that will provide our enterprise Electronic Health Record to Physician’s Alliance, a 120 physician multi-specialty group practice, and other smaller groups. Another win was Erie County Medical Center, a 550-bed academic medical center in Buffalo, New York, who will implement our enterprise Electronic Health Record for 100 of their employed physicians across 24 of their ambulatory clinics.

And MedWest Health System, a three-hospital system in western North Carolina, which selected enterprise Electronic Health Record and Practice Management for 60 employed physicians, and will also host and deliver the Solution to more than 200 independent physicians in the communities it serves. The MedWest agreement is just the latest example of a hospital subsidizing Electronic Health Record purchases for their affiliated physicians, a trend we see continuing to build momentum, and also hosting the solution as well.

The fourth quarter also saw continuation of another trend that we’ve discussed before, the ability of Allscripts to leverage our full solution set to cross-sell into our health system clients. Hospitals who utilize and are satisfied with our Care Management, Emergency Department, and Homecare solutions. For instance, today we announced that Sentara, a three-hospital system in central Virginia, selected our professional Electronic Health Record for their 70 staff physicians and 200 affiliated physicians—or I should say, 250 affiliated physicians. Sentara has been using the Allscripts Emergency Department Solution since 2008, and will also add the Allscripts Homecare solution as well as Allscripts Community Exchange, our health information exchange solution, as their platform for connecting the medical community in the region.

Huntington Memorial Hospital in Pasadena, California also selected the Allscripts Community Solution to drive a new health information exchange for their 1,000 affiliated physicians, and thousands of other independent physicians across the San Gabriel Valley. Huntington had already successfully deployed our e-prescribing application with a lot of success and physician buy-in. It made their decision an easy one.

And, last week we announced a similar agreement with Sharp HealthCare in San Diego, winner of the prestigious Malcolm Baldrige National Quality Award. Like Huntington, Sharp will leverage our community record, which is powered by our partnership with dbMotion, and offers a true semantic interoperability, allowing for one comprehensive patient record. All of these agreements provide confirmation of our ability to connect healthcare stakeholders and share information across large health systems, including employed as well as their affiliated and other independent physicians. We expect this ability to become increasingly important as integrated delivery networks continue to seek to establish stronger referring relationships with their affiliated physicians based on information connectivity.

So, as you can see, a number of critical wins and a record quarter. While this news is exciting, the headline last week was the release of the final rule establishing the criteria for meaningful use of an electronic health record by the US Department of Health and Human Services.

The release of the final rule, and the associated rule on certification of electronic health records, creates clarity and certainty that the market has been waiting for. That’s the most important takeaway, clarity and certainty. In general, the rules were less stringent than expected, which will serve to spur adoption by creating more flexibility in the early years. As a result, the transition to electronic health records will be less intimidating to providers in solo practices and smaller groups, and, as we have consistently stated, our solutions will meet, and or exceed the criteria.

We believe the government’s approach to meaningful use, paired with the first checks arriving late in the first calendar quarter of 2011, will continue to drive market expansion at a healthy and accelerating pace. As an indication of the level of interest, we had over 1,000 prospects join us in our Allscripts hosted webcast within 48 hours of the rule being finalized.

That said, it’s important to note the bar on meaningful use will continue to rise each year with the standards for each successive year requiring more providers in order to qualify for incentives. That’s good news for Allscripts, because our solutions already have the robust functionality; including, strong reporting capabilities and clinical decision support, that meaningful use will demand of providers over time.

But there are two critical factors that will determine the success of the federal program. Distribution and deployment. The demand for electronic health records will require the size and scale of a company like Allscripts that can distribute to implement and support a market that includes 163,000 physician practices with less than three physicians. We believe Allscripts has the most comprehensive sales and marketing approach, and that we will drive this market through direct selling, through partners like Henry Schein, Cardinal, and SYNNEX, and through strong client-community partnerships.

When prospects are ready to buy, especially the smaller independent practices that comprise 50% of the market, we want to be in front of them. Our broad reach will work to our advantage in this case. Another way to extend our brand, our reach, and our availability, is through regional extension centers. We’re partnering with many of the approximately 60 nationwide Regional Extension Centers, or RECs, to help primary-care physicians select and implement electronic health records. We have recently signed several agreements with statewide RECs; including, Iowa, Indiana, Nevada, Vermont, Virginia and Utah.

And, we have made progress selling to another sector the government is investing in, namely, federally qualified health centers and community health centers. Some recent wins from the quarter include, East Hill Family Medical Center, Community Health Services, and Family Caring Clinic. So, our distribution approach, coupled with our ability to deploy this technology rapidly and cost-effectively, to our ready process for accelerated implementation gives Allscripts a considerable, competitive advantage across all segments of the market.

So, let me close by updating you on the proposed merger with Eclipsys. We have a unique opportunity, a $30 billion federal stimulus program with the final rules now published. And the healthcare information technology sector is poised to play a central role in the transitioning of today’s disconnected health care silos into a connected system of health. To get there, our current and prospective clients require a single patient record across the spectrum of care delivery. In this regard, the timing of the proposed merger with Eclipsys couldn’t be better. I’m pleased to report that we are on schedule with our timeline for completing the merger.

The Allscripts special shareholder meeting is set for August 13, 2010, to vote on the proposals necessary to complete the merger. Eclipsys shareholders will also be voting on the same day. This is all very positive news that positions us to complete the merger this fall. Once the merger is complete, we will be perfectly positioned with integrated delivery networks and academic medical centers that are searching for an end-to-end integrated solution.

The combined company solution will provide a number of key competitive advantages. For example, our solutions are built on the latest Microsoft technology designed for the next 25 years versus a month platform that hasn’t changed in last 25 years. And when we talk about connecting the community, we can actually deliver, starting with our existing client footprint of over 1500 hospitals, 50,000 physician practices, and over 10,000 post-acute care organizations.

And at a time when meaningful use is the measure that matters the most, we’re combining the two leaders in utilization. For example, physicians using Allscripts software write close to half of the electronic prescriptions in America, which is a good proxy EHR utilization, and Eclipsys has been the leader in physician utilization of CPOE, or Computerized Physician Order Entry, for the last eight years. Since we announced this transaction, I spent a great deal of time, as has Phil Pead, President and CEO of Eclipsys, talking with our clients and prospects in the market. And again, I’m very pleased to report that the market reaction has been extraordinarily positive. The market is excited because clients understand that our merger with Eclipsys will provide real choice. We will support a best-of-breed approach for clients who want to buy our standalone applications. And for those who want an end-to-end solution, we’ll provide a fully integrated system across the continuum of care. Our vision of one patient record, one platform, and one network.

In situations where Eclipsys and Allscripts are already working together, we have a robust exchange of information between our respective systems, and the message to clients is that integration will only become better and deeper, ultimately resulting in one product. Integration between our enterprise Electronic Health Record and the Eclipsys Sunrise Solution was already underway at some of our most prestigious shared clients even before the merger announcement. And that head start will now move even faster.

For example, at Columbia Doctors, the 1200 physicians and surgeons of the Columbia University School of Medicine, we’ve established significant information exchange with the Eclipsys Sunrise System used by their main teaching hospital, New York Presbyterian. In the last 12 months, Columbia has exchanged over 30,000 patient clinical summary documents between our system and the New York Presbyterian Hospital’s Eclipsys inpatient system. The two organizations have also exchanged more than 25,000 ambulatory patient records for pre-operative staff at the hospital to review prior to surgery. This is an important contributor to the safety of their patients. Both of these are level 6 and level 7 functions by the HIMSS model, meaning the level of information exchange already in place today between our two systems at Columbia and its main teaching hospital, is in line with the most advanced connectivity available in the market today.

There’s a similar story to be told at other joint client organizations, like Hartford Hospital in Hartford, Connecticut, which uses virtually every Allscripts product along with Eclipsys as their enterprise inpatient hospital system. As we have said, both Allscripts and Eclipsys already use common platforms, including Microsoft.net, and other advanced technologies, which will enable us to deliver an integrated offering very rapidly. For those clients who don’t currently use solutions from both companies, we will focus on accelerating overall interoperability with key competitors using our strong community interoperability solutions.

Our open architecture approach will simplify connectivity with third party applications, delivering on our goal of creating a connected system of health. Overall, the merger will create a company that will offer the industry a very big step forward, and will drive important scenes like connectivity, open architecture, semantic interoperability, and innovation.

So, in summary, a great quarter and a great year for Allscripts. A critical tipping point of the market is the announcement of the final rule on meaningful use, and a major move that positions us perfectly to lead in this market for many years come to with our pending merger with Eclipsys.

With that as a foundation, I will now ask Bill Davis to provide with you more detail on the financials for the quarter as well as our guidance for fiscal 2011. Bill.

Bill Davis—Allscripts-Misys Healthcare Solutions, Inc.—CFO

Thanks, Glen, and good afternoon, everyone.

In terms of my comments, first I will discuss the details of our financial results for the fourth quarter and for the full year. I will then provide financial guidance for Allscripts standalone for our fiscal 2011. I will conclude with an update on the progress towards consummating our proposed merger with Eclipsys Corporation. Before I begin, I would encourage you to access the non-GAAP reconciliation table and explanations included in our press release to assist in evaluating comparable periods and adjustments to reconcile GAAP and non-GAAP financial metrics. In addition, we also provide a supplemental financial data table that includes previously reported financial information on a quarterly basis, including GAAP and non-GAAP information. The supplemental data sheet and our press release both can be found on our website at investor.allscripts.com.

As Glen highlighted, Allscripts had another outstanding quarter across all of our key financial metrics. Starting first with bookings, as Glen also mentioned, we had total bookings in the quarter of $118.5 million, representing approximately 15% growth versus the fourth quarter a year ago, and a 12% sequential growth rate. This performance is notable on several counts given that it marks the highest quarterly booking figure in Allscripts history, and demonstrates considerable growth over a very strong quarter one year ago. We had another exceptional quarter of enterprise EHR sales illustrating our success in winning large physician practice in hospital-based community deals. For the year, Allscripts total bookings were $415.3, which represents 24% growth versus fiscal 2009.

As I mentioned previously, we continue to see large physician organizations move ahead with their strategic plan to implement enterprise health records in order to be optimally positioned to demonstrate meaningful use, and take full advantage of the federal stimulus program. In addition, as Glen discussed, Allscripts is having a great deal of success working with integrated delivery networks in health systems as they pursue large scale rollouts of ambulatory electronic health records to their employed and community affiliated physicians in order to improve their clinical integration.

Booking, including transaction processing fees, which are included in Misys PLC’s definition, would add approximately $39.2 million to our quarterly reported booking, which would bring our total to $157.7 million. Reflecting the significant mix of enterprise license transactions in the quarter, approximately $21.7 million, or 18% of our fourth quarter bookings relate to software as a service, or SAS transactions, that will be recognized as revenue over the next 48 months. For the year, SAS bookings were $92 million, or about 22% of total bookings for the fiscal year. We continue to expect SAS to increase as a percentage of total booking as we see a growing mix of new bookings from the most underpenetrated segment of the market, which are the smaller physician practices, again, generally in the sub-ten provider segment who will likely prefer a SAS-based model for purchasing electronic health records. We believe this segment of the market will begin to see more traction in the latter part of calendar year 2010 and into 2011, consistent with our prior comments.

Turning to backlog, Allscripts ended the fourth quarter with approximately $774 million in reported backlog. This is up from $747 million we reported last quarter. Our backlog continues to provide clear visibility as approximately two-thirds of our backlog consists of future revenue from recurring sources; including, maintenance, SAS contracts, and transaction processing fees.

Backlog totals for the fourth quarter were as follows; approximately $233 million of clinical software and related services fees, approximately $142 million of subscription and SAS fees, and approximately $250 million of annual maintenance fees, up from $246 million in the third quarter, and such a backlog is expected to be recognized over the next 12 months. And then finally, approximately $150 million of transaction fees which again principally consist of EDI transaction fees, and again are expected to also be recognized over the next 12 months.

For those of you who track our backlog composition each quarter, I did want to call out for you the fact that we reclassified approximately $20 million of our subscription backlog in the fourth quarter to the other three backlog categories. This reclass pertains to inventory held by our value added resellers, and our desire to ensure our backlog reflects how we expect such licenses to ultimately be deployed to end users, which will principally be as license transactions. So, now let’s turn to highlights from the income statement. Total revenue in the fourth quarter was $190.3 million, and $190.9 million on a non-GAAP basis. They’re giving effect to a $600,000 deferred revenue adjustment. Allscripts revenue growth, on both a GAAP and non-GAAP basis, was 14% in the fourth quarter when compared to the same quarter a year ago. Fourth quarter revenue also represents a 6% sequential growth rate compared to the third quarter.

In terms of our revenue mix, we had a particularly strong quarter in our professional services organization as revenue grew 42% year-over-year, and 36% sequentially as we saw an uptick in utilization of our implementation resources for both our enterprise and professional EHR solutions. We experienced approximately 17% growth in system sales revenue in the quarter versus the prior year, as we continue to recognize software license revenue from implementations of projects across multiple client sites as well as benefit from our seasonally high fourth quarter bookings. Recurring revenue from maintenance, transaction processing, and SAS contracts was approximately 63% in the quarter consistent with Q3 and fourth quarter a year ago.

Maintenance revenue growth of 16% over the fourth quarter last year, reflects continuing growth of our installed base as new clients go live and begin their software maintenance agreements. Transaction and other revenue, which consists of revenues from our Payerpath revenue cycle management and transactions processing business, plus our e-prescribing and SAS revenue growth—grew approximately 6% over the fourth quarter last year. For the year Allscripts total non-GAAP revenue of $709.6 million represents 9% annual growth when compared to fiscal 2009.

Let’s turn now to margins and expenses in the quarter. Non-GAAP gross margin percentage for the fourth quarter was 54.1%, down versus 56.4% one year ago, and down compared to 56.6% posted in the third quarter of this year. As we’ve indicated consistently, we expect gross margins to track in the mid 50% range for the immediate future and we will likely see fluctuations quarter to quarter depending on our revenue mix.

Specific to this quarter’s gross margin percentage, we did have a higher mix of hardware sales and third-party product sales in the quarter, all of which carry lower gross margins, and that’s drove our system sales gross margin down in the quarter. This revenue dynamic is generally consistent with our prior experience in past fourth quarters. Second, the growth of professional services, sequentially and year-over-year, contributed to lower gross margin revenue in the quarter, consistent with our plan within professional services. And, as I’ve talked about on prior calls, we added new deployment resources to our organization, and these individuals tend to have lower utilization rates over the first several months. We continue to believe that our professional service gross margins will expand over the next several years as we reap the benefits of adding new capacity now that will provide greater efficiency and margins going forward.

We also expect a positive impact from our continued investment in technology and accelerated new client installations through initiatives; such as READY, which is our rapid implementation approach, as well as Upgrade Enablement Center. GAAP operating expenses, were $78.1 million for the quarter. Non-GAAP operating expenses, which exclude deal-related amortization of $5.7 million and transaction related expenses of $9.1 million, were approximately $63.4 million, which is down just slightly versus our third quarter.

The transaction expenses in the quarter were primarily associated with Allscripts’ proposed merger with Eclipsys and legal advisor costs associated with our proposed reduction in ownership interests of Allscripts by Misys plc as well as severance, integration, and certain other legal and related settlement costs incurred in the quarter. We exhibited strong control over our discretionary control over our discretionary expenses in the quarter, particularly in light of the fact that our quarter specific expenses incurred included our HIMSS event as well as higher year-end commission expense due to our higher revenue performance.

Excluding the $9.1 million in transaction expenses, SG&A was down approximately 5% year-over-year, and 4% sequentially. As planned, we continue to invest in research and development in the quarter, as R&D grew 31% over the same quarter last year. We have invested significantly in both people and technology as part of our strong commitment to innovation. We expect to derive significant leverage from these investments as sales and revenue accelerate from stimulus driven demand. Allscripts total gross R&D expenditures for 2010 were in line with our target, totaling approximately $70 million before capitalization.

For the quarter, capitalized software was approximately $7.7 million, bringing our year to date totals to $21.1 million, or just under 30% for the year. This capitalization rate is consistent with significant investments we have—we are making to ensure our products are ready for the requirement under the final certification in meaningful use rules.

Our strong discretionary expense management, even while we significantly invested in innovation, resulted in non-GAAP operating margins of approximately 20.8%. This figure is based on non-GAAP revenue and excludes total D-related amortization of $5.7 million, of which $3.1 million is included in our cost of sales line. It also excludes the $9.1 million in transaction related expenses I discussed earlier. This result is down—our margin is down just slightly compared to our 21.1% non-GAAP operating margin we reported in the third quarter. Operating margins on a GAAP basis were approximately 12.9%, and reflect the one-time items already discussed.

Our GAAP tax rate in the quarter was approximately 38%. Our 300 basis point decline from the 41% rate we recorded in the third quarter. The sequential dereduction in our effective tax rate was driven largely by the completion of our expected research and development tax credit, which again, was completed in our fourth quarter. For fiscal 2010, Allscripts’ tax rate was approximately 39%, consistent with the expectations we set out for the market at the beginning of the year.

Turning to our balance sheet, Allscripts entered the quarter with $145.3 million in cash and marketable securities, a net increase of $27.6 million or 23% from $117.7 million in the third quarter. Cash flow from operating activities was very strong, setting a corporate record of $52 million in the fourth quarter. We also repaid all outstanding borrowings under our credit facility during the quarter.

Our ability to generate substantial free cash flow is an important component of our business that affords us substantial strategic flexibility going forward. To that point, we have generated approximately $38 million of free cash flow in the quarter, and we anticipate Allscripts, on a stand alone basis, is capable of generating, on average $20 to $30 million per quarter in free cash flow in the upcoming fiscal year. Accounts receivable increased just slightly by $3 million to approximately $182 million versus the third quarter. Our day sales outstanding in the fourth quarter declined by four days to 87 days which is generally in line with historical levels.

Finally, we ended the quarter with 2,428 employees, which compares to the 2,358 at the end of third quarter, as we added additional staff in R&D, as well as professional service deployment resource capabilities.

I want to now provide you with guidance for Allscripts on a standalone basis for our fiscal year ending May 31, 2011. Pease keep in mind that subsequent to the consummation of the proposed merger with Eclipsys we will update our guidance to reflect the combination of the two companies, and our anticipated switch to a December 31 calendar year. In the meantime, I will provide you with our expectations for the core Allscripts business.

With regard to revenue, we anticipate revenue for fiscal 2011 to be in the range of $780 to $790 million. Such revenue guidance does take into account the fact that we expect deferred revenue adjustments of approximately $1.6 million in the year. We anticipate net income for fiscal 2011 to be in the range or $92.5 to $95.5 million, which equates to diluted earnings per share range of $0.61 to $0.63 per diluted shares, again on a GAAP basis. Non-GAAP income expectations are in the range of approximately $118 to $121 million which equates to non-GAAP diluted earnings per share of $0.77 to $0.79 per diluted share. Our non-GAAP net income guidance contemplates approximately $20 million of acquisition related amortization as well as approximately $20 million of stock-based compensation, and the previously mentioned $1.6 million deferred revenue, all of which are on a pre-tax basis.

In addition, we expect to incur additional transaction expenses associated with the proposed merger with Eclipsys in our proposed reduction and ownership interests by Misys plc. These expenses will naturally be excluded for the purposes of calculating non-GAAP net income and diluted earnings per share. We are assuming a corporate tax rate of approximately 39% in our guidance, and we also anticipate a share count for the fiscal year of approximately 153 million shares.

In addition, we believe the pending merger with Eclipsys and Misys stake reduction, which includes a secondary offering of Allscripts’ stock by Misys, represents a highly unique situation that we believe merits—providing investors with additional insight into our near-term business outlook. As such, we are electing this quarter to provide booking’s guidance for our fiscal first quarter ending August 31, 2010. Our guidance reflects Allscripts’ strong overall market position and our expectation, as I mentioned earlier, of strengthening sales in the sub-25-physician practice market, resulting in a sales mix of larger contract volumes with lower average deal sizes. Our guidance also incorporates the fact that summer months traditionally have contributed to some level of seasonality. Based on these factors, we anticipate Q1 bookings to be in the range of approximately $105 million to $110 million.

Finally, in terms of our progress on completing the proposed merger with Eclipsys, on July 14, the FCC declared our registration statement effective, and we have scheduled our August 13 special meeting for Allscripts shareholders to vote on the proposals necessary to complete the merger. We view this as positive development that creates additional certainty to our timeline to completing the proposed transaction with both Eclipsys and Misys.

We anticipate completing the secondary offering in the September time frame subject to market conditions. Pending successful completion of the secondary offering, we expect the remaining transactions, including the merger with Eclipsys, to close shortly thereafter.

On the integration front, we are making excellent progress on our planning post-merger to bring Allscripts and Eclipsys together as one company. As you know, the management team at Allscripts has executed ahead of plan on post-merger cost synergies in the past, and we feel confident in our ability he to achieve our goals with this transaction. Specifically, the $25 million of cost synergies in calendar 2011, $35 million in 2012, and by 2013 and beyond, an expectation that we will be at a full run rate of cost synergies in excess of $40 million.

So, in summary, we could not be more pleased with the quarter and the year. We believe the business is on a strong footing and well positioned for the long-term growth opportunity we see going into stimulus-driven demand and beyond. We are operating from a position of financial strength, and as Glen has said, we believe the Eclipsys transaction is perfectly timed for the combined companies to maximize the market opportunity at hand.

So, I want to thank you for your participation, and with that way like to turn the call back over to Glen for a few closing remarks.

Glen Tullman—Allscripts-Misys Healthcare Solutions, Inc.—CEO

Great, thanks, Bill.

These are extraordinary times in healthcare, and I’m convinced that Allscripts is ideally positioned to take advantage of the opportunity at hand. I’m pleased with our entire organization and the results that we delivered. That said, we also understand that we have a great deal of work ahead of us. But I’m confident that we have the energy, the will, and the commitment to execute on our mission to transform healthcare. Nothing could be more important, or more fun.

Thanks to our clients who give us, to our employees who make it happen, day in and day out, and to our shareholders. We’ll now take your questions.

QUESTION AND ANSWER

Operator

(Operator Instructions) Your first question comes from Richard Close with Jefferies & Company. Your line is open.

Richard Close—Jefferies & Co.—Analyst

Yes, just really quick, congratulations, but, Bill, if you can go over these margins again, and just give us maybe some indication in terms of the level of hardware that you had in the quarter. We were a little surprised by that number. And then, with respect to the professional services margins, you mentioned, I think, adding some team members, could you talk a little bit about the amount of, I guess, additions in professional services, so we can quantify the utilization?

Bill Davis—Allscripts-Misys Healthcare Solutions, Inc.—CFO

Yes, Rich, be glad to. Again, as I talked about in prior quarters, I do believe, as we build capacity and drive the level of revenue mix that I have talked about, not only in this call, but in prior quarters, that margin will fluctuate a bit, and that’s why I have told the market to expect kind of mid-50s gross margin. With that said, I would really turn your two questions around in the sense that much of the margin compression that we saw in the quarter, I would attribute to the service aspect. Again, as we talked about in the third quarter, we saw an opportunity with the relative strength of the business to begin to build on that capacity, and we took full advantage of that. If you look at the headcount additions, which I outlined for you on the call, I would suggest to you that the better part of those additions were in the area of service, I would say as much as a half to two-thirds of them were in the service area and then the balance, as I mentioned, were in R&D.

Specific to your second question on hardware, we don’t get into really that level of specificity in terms of the revenue mix, but I would just say that it was a contributing factor in terms of the overall mix consideration and the margin consideration. The final point I would make on that is that, and I tried to highlight that in my comments, seeing that in the fourth quarter is not that uncommon, especially as sales folks are motivated to meet quota for the year and the like, that we tend to see a little bit of an up tick in terms of hardware sales in the fourth quarter. And so, in many respects I would expect some margin improvement as we move into calendar 2011, just based on the relative seasonality.

Richard Close—Jefferies & Co.—Analyst

Thank you.

Operator

Your next question comes from Charles at Oppenheimer.

Charles Rhyee—Oppenheimer & Co.—Analyst

Yes, thanks for taking the question. Glen, just to go back to the macro picture real quick, you were talking about the clarity and certainty around the stimulus, but clearly with the lower hurdle rate on the final rules here, isn’t it fair to think that we might see sort of less spending this year as those providers that have already sort of been implementing can easily qualify under the stage one? I understand that the standards get more stringent later on, but over the short term, would you expect to see some of that demand now get pushed out to the later years as people defer to meet some of the stricter requirements as you move out to 2013?

Glen Tullman—Allscripts-Misys Healthcare Solutions, Inc.—CEO

No, to the contrary, what’s going to happen is you are going to have more people say, “let’s get on board,” because it’s easier to get the money sooner. So, the first payment of $18,000 you can get that more easily than you could in the past. So, we have had people who are waiting on the ruling saying, “look if its 80%, if we have to meet an 80% hurdle, wow, that’s going to be hard, we might as well take our time, because our chances of getting that done before January, February, March kind of time frame.” But now when it’s 30%, all of a sudden they’re saying, “look, we can get this. We could surely get to that number.” From our perspective, the good news is that whether it’s 30% or 80%, you still need the system, you still need to be trained on it. And once you get up and once you do 30%, you are going to drive forward and do more. So, this is really about building a market. The bottom line is, with 20% electronic health record penetration, this is overall good news. And all those people who were waiting for—to see the final rule now have seen it. So, the time is now for them to get moving.

Charles Rhyee—Oppenheimer & Co.—Analyst

Okay, just a quick follow-up to that point then. Maybe I understand what you are saying on the physician side, but maybe if you were to think about on the hospital side, where hospitals have been buying a lot of technology for years, do you think it’s a little bit different on that side perhaps then?

Glen Tullman—Allscripts-Misys Healthcare Solutions, Inc.—CEO

No, I really don’t, because again what we’re seeing is and what I tried to stress is in almost every single market, hospital systems are using technology to build this connectivity to their referral base. The way a hospital makes money is it gets referrals from a lot of practices. They don’t need that for their employed physicians, but what they do need is to connect to their affiliated and the independent physicians in the market. And what they figured out is the easiest most cost-effective way to do that is using information technology. So, that’s why we’re seeing big and small groups who are saying, “let’s get a community strategy, let’s use the stark relaxation, which won’t last forever, let’s go ahead and use that as a way to electronically connect to all of our physician referral sources.” The hospital market is still very underpenetrated as well. We talk about Eclipsys. Eclipsys is the leader in cpoe, but overall use is still relatively low. This is going to drive the market. Certainty always does that.

Charles Rhyee—Oppenheimer & Co.—Analyst

Thanks.

Operator

Your next question comes from George Hill at Leerink Swann.

George Hill—Leerink Swann & Company—Analyst

Hello guys, thanks for taking the question, and long time no see. Bill, with respect to the revenue guidance, you gave us a real narrow window to shoot through, $780 million to $790 million. Can you talk about the Company’s level of revenue visibility with respect to guidance, and what’s baked into the assumptions, and how should we think about what could drive surprise?

Bill Davis—Allscripts-Misys Healthcare Solutions, Inc.—CFO

Great question, George. Again, something that we talked a lot about is that this business model does, in fact, enjoy a high level of visibility, first and foremost by the fact that 65% of our revenue is recurring in nature. And we don’t see that changing as we go into 2011. If anything, it will improve slightly, number one. Number two is, is that we also enjoy the fact that we’re coming into the year with close to $775 million in sold backlog, and so, as it pertains to the non recurring portion of our business, again, the benefit of these large enterprise deals that we have sold throughout 2010, many of those take nine to 12 months to deploy. So that also contributed—contributes to a high level of visibility. Third, and Glen touched on this, just in terms of our sales engine, we increasingly have a very high degree of confidence in the level of visibility that we have in terms of our pipeline management, and where the deals are coming from. So, you take all three of those into account, appreciate the fact that the $10 million is relatively small range on close to $800 million of total revenue, but with all those factors into account, very comfortable with our ability to hit within that range.

George Hill—Leerink Swann & Company—Analyst

So, I guess, is it fair for me to say that you guys feel like you have a minimum visibility to that range?

Bill Davis—Allscripts-Misys Healthcare Solutions, Inc.—CFO

I would say we have maximum visibility, minimum concern.

George Hill—Leerink Swann & Company—Analyst

Okay, fair enough. With respect to the capacity and services, I guess, can you talk about what percentage capacity utilization you feel like you’re at right now, and how do you expect that to trend through the year?

Bill Davis—Allscripts-Misys Healthcare Solutions, Inc.—CFO

Again, we’ve not gotten into that specificity just in terms of what our explicit hiring plans are, other than to say that, again, our areas of investment in the near term intermediate term will remain on our deployment capacity, number one; our sales capacity, number two; and then R&D, number three. Although again, recognizing the level of investment we’ve made in R&D to this point, we feel pretty good about kind of where we’re at there. But those would be really the three key priorities. Again, one of the benefits that we have, in terms of the backlog, gives us unique level of visibility at what those resource requirements are going forward. And so again, I feel like we’ve got a good handle on what our requirements are there. I also would highlight, again, that we do expect meaningful benefit to be derived from both our RDI, which is our Rapid Deployment Initiative, as well as our Upgrade Enablement Center capabilities, which are really critical here. Both are motivated to ultimately reduce our cycle times. And so again, to may earlier comments, and expectation that we do expect margins in the service area to improve as we harness the benefits from not only utilization coming off, but also those initiatives taking full effect.

George Hill—Leerink Swann & Company—Analyst

Okay, thank you.

Operator

Your next question comes from Corey Tobin at William Blair Company. Your line is open.

Corey Tobin—William Blair & Company—Analyst

Congrats on a nice quarter.

Bill Davis—Allscripts-Misys Healthcare Solutions, Inc.—CFO

Thanks, Corey.

Corey Tobin—William Blair & Company—Analyst

Very quickly wanted to touch upon the REC initiative, and Glen, you touched upon it in your prepared remarks, but, just to put some numbers around this, can you give us a feeling for how many of the RECs so far have made the preferred vendor decisions, how many of those has Allscripts been selective within, and then are you seeing any lead generation coming from the REC program at this point?

Glen Tullman—Allscripts-Misys Healthcare Solutions, Inc.—CEO

Let me start, Corey with the last question first, and that is that the RECs are really starting to get up and operating just now. So, there’s a few of them that are starting to really take off, but many have been waiting for guidance. There’s been a number of meetings in Washington and elsewhere, and I don’t think they’ve had completely clear guidance on some of these programs. That said, they’re in the building phase now. Very few of them have actually made full decisions, and I think Allscripts has been in play and active in virtually all of the decisions. But I don’t have a specific metric for you.

Corey Tobin—William Blair & Company—Analyst

Understood. And then, Bill, one quick one for you in the guidance, if I could. It looks like there’s a fair amount of operating margin improvement that’s sort of projected in the numbers. Just curious, it sounds like we shouldn’t necessarily expect it coming from gross profit, and, one, that’s the question, is that the correct takeaway we should have from your comments? Two, assuming it is, should we expect to see more leverage on the SG&A side or the R&D side? I guess the question really comes down to giving some of the investment you’re making on the R&D side. If could you put a little clarity between those two, where do we expect the leverage to come from?

Bill Davis—Allscripts-Misys Healthcare Solutions, Inc.—CFO

It’s a great question, Corey. Quite frankly it’s actually a combination of all of the above. The reality in keeping with my comments to answering George’s question on the service side, I actually am expecting some modest improvement in terms of overall gross margin. And so, I didn’t mean to imply that we didn’t expect any there, and I would just point you specifically to the service area where I would expect that. But I would characterize that as a few hundred basis points, not something more dramatic than that. And then to your other point, the leverage in the operating cost structure comes from, first and foremost, G&A. Again, we made a lot of investment this past year in terms of the management team, infrastructure, processes that we see leverage in 2011, number one, but number two, and as I somewhat alluded in to the response to the question on headcount additions, we have also made a lot of investment on the R&D front. We expect to make more next year, but you start to see some leverage or modest leverage there. The other point is, on the sales and marketing front. Again, as you know, we laid a lot of foundation this past year in terms of our distribution capabilities with the likes of Henry Schein, Cardinal Health. We were very encouraged by the progress we saw with those capabilities in the second half of the year, in 2010, and quite frankly we’re going to get a full-year benefit of that in 2011. So, quite honestly, I’m actually expecting a little bit of leverage in the sales and marketing line for that reason.

Corey Tobin—William Blair & Company—Analyst

Last one if I could, on the professional services margin. When we get up to sort of peak utilization, or optimized utilization, which sounds like, I think, from your comments, a couple years is that like a 20% number, or could that be back up to the 30% plus number?

Bill Davis—Allscripts-Misys Healthcare Solutions, Inc.—CFO

In prior quarters, I have talked about, I think, a realistic kind of in that couple of years mid-20s. I really would be disappointed if we can’t get it to that level. I think we, over time, could aspire to as high as 30%, but to be very clear, I think the right expectation here is kind of the mid-20s, and that higher level, I think, ultimately comes about in terms of the full effect of RDI and UEC and the like coming to full fruition, which I think will take some time.

Corey Tobin—William Blair & Company—Analyst

Great, thank you.

Operator

Your next question comes from Glenn Garmont of Think Equity.

Glenn Garmont—ThinkEquity—Analyst

Thanks, guys, my question was answered. Thank you.

Operator

Next question comes from Gene Mannheimer of Auriga USA.

Gene Mannheimer—Auriga USA—Analyst

Thanks, appreciate the color on the margin profile. I wanted to ask about the SAS-natured bookings. You talked about increasing prevalence of SAS and subscription in the 20 doctor market and below. To what extent are you seeing it at the upper end of the spectrum? For example, how many doctors would be in your largest client that has selected the subscription model? Thanks.

Bill Davis—Allscripts-Misys Healthcare Solutions, Inc.—CFO

Yes, Gene, on the high end, I would say virtually all of the transactions that we’re doing, are site-license arrangements. We’re seeing little to no uptake on the SAS front in large practices. I think it’s important to highlight, because this is a trend that we’ve talked about in the past that’s worth restating, and that is at that time low end of the market, I think it’s important to distinguish between those that are truly looking for SAS offering, and those that are looking for effective financing alternatives. And one of the first things that we do through our sales process is delineate between the two, and we have solutions for both, and are accepting of really both, but as we really get into these small practices, we do see—we do see or expect, I should say, that these smaller practices, whether they have limited IT infrastructure, to support these systems on their own, greater interest on the SAS offering than what we’re seeing at that time high end.

Gene Mannheimer—Auriga USA—Analyst

Thank you, Bill.

Operator

Your next question comes from Greg Bolan at Wells Fargo.

Greg Bolan—Wells Fargo Securities—Analyst

Thanks for taking the questions. Just to follow up on Corey’s question can you quantify the goals laid out for the public sector team in terms of win rates for RECs that have not chosen vendors, and is it fair to say that traction has accelerated with small practices in places like Iowa, Vermont, Virginia, and the like?

Glen Tullman—Allscripts-Misys Healthcare Solutions, Inc.—CEO

Yes, you know, again, for the RECs, we see them as a collaborator, they’re going to help us sell. The way they survive, the way they make money, is getting practice’s interested, signed up through a demo and ultimately to buy. That’s the way they get paid. So, whether or not they will be a driver remains to be seen. I think it’s another force in the market trying to educate people. It’s like having commissioned sales reps out there because the only way they get paid is by getting people the presentation, getting them to sign up and use the product. So, basically that’s what I think I would say. The other thing is, if you are a REC, and you basically get paid by getting somebody to implement the product, you want to make sure that the product you are showing to them is easy to implement, has a lot of reference sites, is all of the good things that we have at Allscripts. So, a large network is what makes us attractive to the RECs. In terms of specific goals, our goal is we’d like to have 100% of them. It’s too early to really give out metrics, and I’m not sure that would be productive.

Greg Bolan—Wells Fargo Securities—Analyst

Sure, thanks. A follow-up. Looking at the transaction backlog over the past five or six quarters, I guess with additional physicians coming on the payer path network, I would have thought this backlog would be building upper momentum. Bill, can you help us reconcile what’s causing the stagnation in this backlog?

Bill Davis—Allscripts-Misys Healthcare Solutions, Inc.—CFO

Well, again, I think you actually touched on the answer, and that is that what drives the vast majority of backlog today is our Payerpath, or EDI portion of the business. The reality is, is that especially at the high end, where a lot of the transactions have taken place, you don’t have—you do not have have as high of an attach rate in terms of practice management solutions to those electronic health record sales. So, people have heard me talk about the fact that on that side of the business, it’s not growing at the same rate as EHRs are growing. With that being said, as we move into the medium doc market and down into the low end of the market, our experience is that that attach rate is actually meaningfully higher than what we witnessed at the high end of the market. So, as this market moves to medium to smaller size practices, I actually would expect that you will see that start to move in a more tighter correlation to what’s happening on the EHR side. So, it’s really a function of which systems are being sold, and how much of it is bringing PM replacement along with it. And to date, it hasn’t been as much as what we expect going forward.

Greg Bolan—Wells Fargo Securities—Analyst

That’s fair. And so is it fair to say that that attach rate at the smaller end would be maybe two or three “X” that of the larger enterprise physician practice arena?

Bill Davis—Allscripts-Misys Healthcare Solutions, Inc.—CFO

Yes, we’ve not quantified that specifically, but directionally, I would tell you it’s substantially higher than what we’ve witnessed in the enterprise side, for sure.

Greg Bolan—Wells Fargo Securities—Analyst

Thanks so much.

Operator

Your next question comes from Frank Sparacino at First Analysis. Your line is open.

Frank Sparacino—First Analysis Securities—Analyst

Hi, Bill. I just wanted to follow up on that last question, if you look at the subscription business the last couple years you’ve had very strong bookings, and even assuming a four or five year period on those agreements, the subscription business should be at a fairly material run rate north of $5 million in the quarterly revenue, and I just want to, number one, is that accurate? Secondly, that would suggest that that transaction process line still should be growing at least $1 million, if not more, a quarter. Is there anything that would be subtracting from that line?

Bill Davis—Allscripts-Misys Healthcare Solutions, Inc.—CFO

Well, again, you have—just a couple of points, because you had a couple of questions there. On the subscription front, we are seeing positive movement. Just to be clear, that revenue is captured in our other transaction and other classification. So, it is—it’s combined with the transaction fees that we’re talking about. So, we are seeing to your earlier point, we’re seeing very nice growth that’s in keeping with the bookings performance that we’ve conveyed to the market, number one. The counter balance to your point, within the EDI business specifically, there’s actually fairly minimal attrition, but what you do have going on within the EDI business specifically, and we’ve not talked a lot about this previously, is that we have a portion of that business that is supporting the paper based forms of certain of these practices. And, in effect, by virtue of moving them to our electronic solutions, we’re cannibalizing that portion of the business a bit. So, it’s not an attrition dynamic. It’s really a transition from a paper base to an electronic base that’s embedded in that. So, other than a few percentage point attrition that we’ve customarily experienced, I would just highlight the fact that that’s the other dynamic that’s really going on underneath the covers.

Glen Tullman—Allscripts-Misys Healthcare Solutions, Inc.—CEO

Why don’t we take one more question.

Operator

Your last question comes from Anthony Vendetti of Maxim Group.

Anthony Vendetti—Maxim Group—Analyst

Thank. Most of my questions have been answered, but, just quickly, what was the recurring revenue this quarter, and lastly, Glen, if you could talk about what you think a realistic timeframe is for the one network one platform one patient record.

Bill Davis—Allscripts-Misys Healthcare Solutions, Inc.—CFO

The recurring revenue in the quarter was 63%.

Anthony Vendetti—Maxim Group—Analyst

Okay.

Glen Tullman—Allscripts-Misys Healthcare Solutions, Inc.—CEO

Relative to that, what I would say is, you’ve got to look at it in a few different ways. First and foremost, I always like to start with our clients. What do our clients want? If you go to a place like Columbia, what most of the physicians would tell you is they want the ability to use their Allscripts product, and be able to see hospital information, and when they’re in the hospital, they want to use Eclipsys and be able to see Allscripts. They have that capability today, as I outlined in my script. So, we’re already exchanging that important information. So they know what the drug interactions and potential drug interactions could be. They know what the orders are. They know what the labs are. So that information exchange is happening today. That’s at an object layer level not a higher level. When you drill down, you get into the database level, and I think at that level, that’s going to take a little longer.

The good news is that we’re both systems, Allscripts and Eclipsys, are Microsoft based, and both systems are open architecture. So, from that perspective, we think that will move pretty quickly, but the message when you’re looking at that time 600 or so systems that will be making purchase decisions, they’re going to look at a few things. One, how easy is it for the physicians to use both these systems today? And the answer it’s very easy today. They don’t have to wait. Two, they are going to say, “well, how easy is it for us if we use your system to connect to the community,” and when we have almost 50,000 practices out there to connect to, it’s kind of like an ATM network for hospitals. When you go to a bank you want to make sure they have ATMs all over. You don’t want the bank to say, “well, we’re going to build a network.” If you think about it, Allscripts has those ATMs all over. They’re a physician referral group. That’s what the hospitals look for. They want to connect to their client, where as some of our competitors are using old technology. They have no ambulatory presence, and the only thing they can talk about is “well, within the hospital we connect.”

But it’s not realistic, because the system includes labs, it includes ambulatory practices, it includes competitors. We’re going to connect that all together. So, I think the answer is, we have a solution that works now. It’s a solution built for the future. It’s going to scale. Our integration team today is together. They’re focused on making it happen at the request of the customers. We did that before we ever contemplated getting together, because our customers, remember, we have 20 shared customers today. And they said, we want Allscripts and Eclipsys to get your systems to work together. So, we have that underway. And, again, the underlying platform is the same. So, we can make this happen pretty quickly. So, I think not only are we excited about, most importantly the buyers, our clients and prospects, are excited about it.

And maybe that’s a great place to wrap the call up where we started, which is, this has been a very strong quarter for Allscripts. We’re proud of the performance of our people. We’re proud of the numbers that we put up on the table. Second, it’s been a meaningful few weeks, because we have the final rule on meaningful use, and that’s really a pivotal event for the industry. And last but not least, as you just heard, our proposed merger with Eclipsys is perfectly timed to take advantage of what is the largest opportunity that healthcare has ever seen. So, again, we’re excited about executing. We’re pushing forward, and we appreciate all of your support. So, thanks again, and we’ll look forward to talking with you all soon.

Operator

This concludes today’s conference call. You may now disconnect.

Important Information for Investors and Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication is being made in respect of the proposed merger transaction involving Allscripts-Misys Healthcare Solutions, Inc. (“Allscripts”) and Eclipsys Corporation (“Eclipsys”). In connection with the proposed transaction, Allscripts and Eclipsys have each filed with the SEC a definitive joint proxy statement, which also constitutes a prospectus of Allscripts and an information statement for Allscripts’ stockholders. Allscripts and Eclipsys have each mailed the definitive joint proxy statement/prospectus/information statement to their respective stockholders on or about July 15, 2010. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND STOCKHOLDERS ARE URGED TO READ CAREFULLY IN THEIR ENTIRETY THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS/ INFORMATION STATEMENT REGARDING THE PROPOSED TRANSACTION, AND ANY OTHER RELEVANT DOCUMENTS FILED BY EITHER ALLSCRIPTS OR ECLIPSYS WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and stockholders of Allscripts and Eclipsys may obtain a free copy of the definitive joint proxy statement/prospectus/information statement, as well as other filings containing information about Allscripts and Eclipsys, without charge, at the website maintained by the SEC (http://www.sec.gov). Copies of the definitive joint proxy statement/prospectus/information statement and the filings with the SEC that are incorporated by reference in the definitive joint proxy statement/prospectus/information statement can also be obtained, without charge, on the investor relations portion of Allscripts’ website (www.allscripts.com) or the investor relations portion of Eclipsys’ website (www.eclipsys.com) or by directing a request to Allscripts’ Investor Relations Department at 222 Merchandise Mart Plaza, Suite 2024, Chicago, Illinois 60654, or to Eclipsys’ Investor Relations Department at Three Ravinia Drive, Atlanta, Georgia 30346.

Allscripts and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Allscripts’ directors and executive officers is available in Allscripts’ proxy statement for its 2009 annual meeting of stockholders and Allscripts’ Annual Report on Form 10-K for the year ended May 31, 2009, which were filed with the SEC on August 27, 2009 and July 30, 2009, respectively. Eclipsys and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Eclipsys’ directors and executive officers is available in Eclipsys’ proxy statement for its 2010 annual meeting of stockholders and Eclipsys’ Annual Report on Form 10-K for the year ended December 31, 2009, which were filed with the SEC on March 26, 2010 and February 25, 2010, respectively. Investors and stockholders can obtain free copies of these documents from Allscripts and Eclipsys using the contact information above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the definitive joint proxy statement/prospectus/information statement and other relevant materials that have been filed with the SEC.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the federal securities laws. Statements regarding the benefits of the proposed transaction, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, platform and product integration, the connection and movement of data among hospitals, physicians, patients and others, merger synergies and cost savings, client attainment of “meaningful use” and accessibility of federal stimulus payments, enhanced competitiveness and accessing new client opportunities, market evolution, the benefits of the combined companies’ products and services, the availability of financing, future events, developments, future performance, as well as management’s expectations, beliefs, intentions, plans, estimates or projections relating to the future are forward-looking statements within the meaning of these laws. These forward-looking statements are subject to a number of risks and uncertainties, some of which are outlined below. As a result, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of Allscripts, Eclipsys or the combined company or the proposed transaction.

Such risks, uncertainties and other factors include, among other things: the ability to obtain governmental approvals of the merger on the proposed terms and schedule contemplated by the parties; the failure of Eclipsys’ stockholders to approve the Merger Agreement; the failure of Allscripts’ stockholders to approve the issuance of shares in the merger; the possibility that the proposed transaction does not close, including due to the failure to satisfy the closing conditions; the possibility that the expected synergies, efficiencies and cost savings of the proposed transaction will not be realized, or will not be realized within the expected time period; potential difficulties or delays in achieving platform and product integration and the connection and movement of data among hospitals, physicians, patients and others; the risk that the contemplated financing is unavailable; the risk that the Allscripts and Eclipsys businesses will not be integrated successfully; disruption from the proposed transaction making it more difficult to maintain business and operational relationships; competition within the industries in which

Allscripts and Eclipsys operate; failure to achieve certification under the Health Information Technology for Economic and Clinical Health Act could result in increased development costs, a breach of some customer obligations and could put Allscripts and Eclipsys at a competitive disadvantage in the marketplace; unexpected requirements to achieve interoperability certification pursuant to the Certification Commission for Healthcare Information Technology could result in increased development and other costs for Allscripts and Eclipsys; the volume and timing of systems sales and installations, the length of sales cycles and the installation process and the possibility that Allscripts’ and Eclipsys’ products will not achieve or sustain market acceptance; the timing, cost and success or failure of new product and service introductions, development and product upgrade releases; competitive pressures including product offerings, pricing and promotional activities; Allscripts’ and Eclipsys’ ability to establish and maintain strategic relationships; undetected errors or similar problems in Allscripts’ and Eclipsys’ software products; the outcome of any legal proceeding that has been or may be instituted against Allscripts, Misys plc or Eclipsys and others; compliance with existing laws, regulations and industry initiatives and future changes in laws or regulations in the healthcare industry, including possible regulation of Allscripts’ and Eclipsys’ software by the U.S. Food and Drug Administration; the possibility of product-related liabilities; Allscripts’ and Eclipsys’ ability to attract and retain qualified personnel; the implementation and speed of acceptance of the electronic record provisions of the American Recovery and Reinvestment Act of 2009; maintaining Allscripts’ and Eclipsys’ intellectual property rights and litigation involving intellectual property rights; risks related to third-party suppliers and Allscripts’ and Eclipsys’ ability to obtain, use or successfully integrate third-party licensed technology; and breach of Allscripts’ or Eclipsys’ security by third parties. See Allscripts’ and Eclipsys’ Annual Reports on Form 10-K and Annual Reports to Stockholders for the fiscal years ended May 31, 2009 and December 31, 2009, respectively, the definitive joint proxy statement/prospectus/information statement mailed by Allscripts and Eclipsys to their respective stockholders on or about July 15, 2010, and other public filings with the SEC for a further discussion of these and other risks and uncertainties applicable to Allscripts’ and Eclipsys’ respective businesses. The statements herein speak only as of their date and neither Allscripts nor Eclipsys undertakes any duty to update any forward-looking statement whether as a result of new information, future events or changes in their respective expectations.